EXHIBIT 4.179
SIG COMBIBLOC HOLDING GMBH
AS PLEDGOR
AND
THE BANK OF NEW YORK MELLON
AS COLLATERAL AGENT

PLEDGE OVER SHARES AGREEMENT
(EVERGREEN PACKAGING (LUXEMBOURG) S.ÀR.L.)

The taking of this document or any certified copy of it or any document which constitutes substitute documentation for it, or any document which includes written confirmations or references to it, into Austria as well as printing out any e-mail communication which refers to any Loan Document in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Loan Document to an Austrian addressee may cause the imposition of Austrian stamp duty. Accordingly, keep the original document as well as all certified copies thereof and written and signed references to it outside of Austria and avoid printing out any email communication which refers to any Loan Document in Austria or sending any e-mail communication to which a pdf scan of this document is attached to an Austrian addressee or sending any e-mail communication carrying an electronic or digital signature which refers to any Loan Document to an Austrian addressee.

THIS PLEDGE AGREEMENT has been entered into on 4 May 2010.
BETWEEN
(1)	SIG COMBIBLOC HOLDING GMBH, a German limited liability company, having its registered office at Rurstraße 58, 52441 Linnich, Germany, and registered with the Commercial Register of the Local Court Düren under HR B 5751 (the “Pledgor”); and
(2)	THE BANK OF NEW YORK MELLON, acting for itself and as collateral agent as appointed under the First Lien Intercreditor Agreement (as defined below) for the benefit of the Secured Parties (as defined below), together with its successors and permitted assigns in such capacity (the “Collateral Agent”);
IN THE PRESENCE OF
(3)	EVERGREEN PACKAGING (LUXEMBOURG) S.ÀR.L., a société à responsabilité limitée (private limited liability company), incorporated under Luxembourg law with registered office at 6C Parc d’Activités Syrdall, L-5365 Munsbach, Grand-Duchy of Luxembourg, registered with the register of commerce and companies of Luxembourg under number B 152.662 and having a share capital as at the date of this Pledge Agreement (as defined below) of EUR 12,500.- (the “Company”).
WHEREAS:
(A)	Pursuant to a credit agreement (the “Credit Agreement”) dated 5 November 2009 and entered into between Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., SIG Euro Holding AG & Co. KGaA, Closure Systems International Holdings Inc., Closure Systems International B.V. and SIG Austria Holding GmbH as borrowers, Reynolds Group Holdings Limited, the lenders from time to time party thereto and Credit Suisse AG, as administrative agent, as amended by an amendment agreement dated 21 January 2010, and as further amended, extended, restructured, renewed, novated, supplemented, restated, refunded, replaced or modified from time to time, certain loan facilities (the “Facilities”) have been made available to the Borrowers (as defined below).
(B)	Pursuant to an indenture (the “Senior Secured Note Indenture”) dated 5 November 2009 and entered into between the Issuers (as defined below), the Note Guarantors (as defined therein) and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, as amended, extended, restructured, renewed, refunded, novated, supplemented, restated, replaced or modified from time to time, certain notes have been issued by the Issuers.
(C)	On 5 November 2009, the Collateral Agent, The Bank of New York Mellon, as trustee under the Senior Secured Note Indenture, Credit Suisse AG, as administrative agent under the Credit Agreement, and the Loan Parties (as defined below), entered into an intercreditor agreement (the “First Lien Intercreditor Agreement”) as amended by an amendment agreement dated 21 January 2010, and as further amended, novated, supplemented, restated or modified from time to time.
(D)	On or about the date hereof, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., SIG Euro Holding AG & Co. KGaA, Closure Systems International Holdings Inc., Closure Systems International B.V. and SIG Austria Holding GmbH as borrowers, Reynolds Group Holdings Limited, the lenders from time to time party thereto and Credit Suisse, as administrative agent have entered into an amendment N°2 and incremental term loan assumption agreement (the “Amendment and Incremental Assumption Agreement”) relating to the Credit Agreement.
(E)	As a condition precedent to any further borrowings under the Credit Agreement, as amended pursuant to the Amendment and Incremental Assumption Agreement and as required by the Senior Secured Note Indenture, the Pledgor has agreed, for the payment and discharge of and as security for all of the Secured Obligations as defined herein, to enter into this pledge agreement (the “Pledge Agreement”) which the Pledgor declares to be in its best corporate interest.
IT IS AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	Unless defined in this Pledge Agreement or the context otherwise requires, a term defined in the First Lien Intercreditor Agreement has the same meaning in this Pledge Agreement and in any notice given under this Pledge Agreement.
1.2	In this Pledge Agreement:
“Agreed Security Principles” has the meaning it is given in the Credit Agreement and the Senior Secured Note Indenture and to the extent of any inconsistency the meaning it is given in the Credit Agreement shall prevail.
“Applicable Representative” has the meaning ascribed to such term in the First Lien Intercreditor Agreement.
“Borrowers” shall mean the “Borrowers” under, and as defined in, the Credit Agreement from time to time.
“Business Day” has the meaning ascribed to such term in the Credit Agreement.
“Event of Default” shall mean an “Event of Default” under, and as defined in, the First Lien Intercreditor Agreement.
“Financial Collateral Law” means the Luxembourg law of 5 August 2005 on financial collateral arrangements.
“Intercreditor Arrangements” means the First Lien Intercreditor Agreement and any other document that is designated by the Loan Parties’ Agent and the Collateral Agent as

an intercreditor agreement, in each case as amended, novated, supplemented, restated, replaced or modified from time to time.
“Issuers” shall mean the “Issuers” under and as defined in the Senior Secured Note Indenture, including their successors in interest.
“Legal Reservations” has the meaning ascribed to such term in the Credit Agreement.
“Loan Documents” shall mean the “Credit Documents” under, and as defined in, the First Lien Intercreditor Agreement and any other document designated by the Loan Parties’ Agent and the Collateral Agent as a Loan Document.
“Loan Parties” shall mean the “Grantors”, under and as defined, in the First Lien Intercreditor Agreement.
“Loan Parties’ Agent” shall mean Reynolds Group Holdings Limited (formerly known as Rank Group Holdings Limited).
“Pledged Portfolio” means the Shares and the Related Assets.
“Principal Finance Documents” means the Credit Agreement, the Senior Secured Note Indenture, the Intercreditor Arrangements and any Additional Agreement.
“Related Assets” means all dividends, interest and other monies payable in respect of the Shares and all other rights, benefits and proceeds (including the proceeds from any sale of the Shares following an enforcement of this Pledge and, in particular, any proceeds that may not immediately be used to discharge Secured Obligations) in respect of or derived from the Shares (whether by way of redemption, liquidation, bonus, preference, option, substitution, conversion or otherwise) except to the extent these constitute Shares.
“Rights of Recourse” means all and any rights, actions and claims the Pledgor may have against any Loan Party or any other person having granted security or given a guarantee for the Secured Obligations, arising under or pursuant to the enforcement of the present Pledge including, in particular, the Pledgor’s right of recourse against any such entity under the terms of Article 2028 et seq. of the Luxembourg Civil Code (including, for the avoidance of doubt, any right of recourse prior to enforcement), or any right of recourse by way of subrogation or any other similar right, action or claim under any applicable law.
“Secured Obligations” shall mean all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of each Loan Party and each grantor of a security interest to the Secured Parties (or any of them) under each or any of the Loan Documents (including, for the avoidance of doubt, any liability in respect of any further advances made under the Loan Documents or resulting from an amendment or an increase of the principal amount of the Facilities), together with all costs, charges and expenses incurred by any Secured Party in connection with the protection, preservation or enforcement of its respective rights under the Loan Documents or any other document evidencing or securing any such liabilities.
“Secured Parties” shall mean the “Secured Parties” under, and as defined in, the First Lien Intercreditor Agreement.
“Shares” means all of the shares (“parts sociales”) in the share capital of the Company held by, to the order or on behalf of the Pledgor at any time, including for the avoidance of doubt any shares which shall be issued by the Company to the Pledgor from time to time, regardless of the reason of such issuance, whether by way of substitution, replacement, dividend or in addition to the shares held on the date hereof, whether following an exchange, division, free attribution, contribution in kind or in cash or for any other reason (the “Future Shares”), in which case such Future Shares shall immediately be and become subject to the security interest created hereunder.
1.3	This Pledge Agreement is subject to the terms of the Intercreditor Arrangements. In the event of a conflict between the terms of this Pledge Agreement and the Intercreditor Arrangements, the terms of the Intercreditor Arrangements will prevail.
1.4	In this Pledge Agreement, any reference to (a) a “Clause” is, unless otherwise stated, a reference to a Clause hereof and (b) to any agreement (including this Pledge Agreement, the First Lien Intercreditor Agreement, the Credit Agreement or any other Loan Document) is a reference to such agreement as amended, varied, modified or supplemented (however fundamentally) from time to time. Clause headings are for ease of reference only.
1.5	This Pledge Agreement may be executed in any number of counterparts and by way of facsimile exchange of executed signature pages, all of which together shall constitute one and the same Pledge Agreement.
2.	PLEDGE OVER PLEDGED PORTFOLIO
2.1	The Pledgor pledges the Pledged Portfolio in favour of the Collateral Agent, acting for itself and as collateral agent for the benefit of the Secured Parties, who accepts, as first-priority security (gage) (the “Pledge”) for the due and full payment and discharge of all of the Secured Obligations.
2.2	The Pledgor and the Collateral Agent request the Company and the Company, by signing hereunder for acceptance, undertakes to register the Pledge in its register of shareholders and to provide to the Collateral Agent a certified copy of the register of shareholders evidencing such registration on the date hereof.
2.3	The following wording shall be used for the registration:
“All shares in the Company owned from time to time by SIG Combibloc Holding GmbH, and, in particular, the 500 Shares owned on the date of the present registration with registration number 1 to 500, have been pledged in favour of THE BANK OF NEW

YORK MELLON acting for itself and as collateral agent for the benefit of the secured parties pursuant to a pledge agreement dated [date].”
2.4	The Pledgor and the Collateral Agent request the Company and the Company, by signing hereunder for acceptance, undertakes to provide to the Collateral Agent a certified copy of the register of shareholders evidencing the issuance and/or the registration of any Future Shares promptly following the date of such issuance.
2.5	The following wording shall be used for the registration:
“All shares in the Company owned from time to time by SIG Combibloc Holding GmbH, and, in particular, the (number) Shares owned on the date of the present registration with registration number [...] to [...], have been pledged in favour of THE BANK OF NEW YORK MELLON acting for itself and as collateral agent for the benefit of the secured parties pursuant to a pledge agreement dated [date].”
2.6	Without prejudice to the above provisions, the Pledgor hereby irrevocably authorises and empowers the Collateral Agent to take or to cause any formal steps to be taken by the directors or other officers of the Company for the purpose of perfecting the present Pledge, if the Pledgor has failed to comply with any such perfection steps with 10 Business Days of being notified of that failure and, for the avoidance of doubt, subject to the terms of the Agreed Security Principles, undertakes to take any such steps itself if so directed by the Collateral Agent. In particular, should any such steps be required in relation to Future Shares, the Pledgor undertakes to take any such steps simultaneously to the issuance or receipt of Future Shares.
2.7	The Pledgor and the Collateral Agent hereby give power to any member of the board of managers of the Company, any lawyer of Loyens & Loeff in Luxembourg and any employee, officer or director of MAS Luxembourg, with full power of substitution, to register the Pledge or the issuance of any Future Shares in the register of shareholders of the Company.
2.8	The Pledgor undertakes that during the subsistence of this Pledge Agreement it will not grant any pledge with lower rank without the prior approval of the Collateral Agent except as contemplated under the Principal Finance Documents.
3.	VOTING RIGHTS AND DIVIDENDS
3.1	As long as this Pledge Agreement remains in force and unless an Event of Default has occurred and is continuing, the Pledgor shall be entitled to receive all dividends, subject to the terms of and to the extent permitted by the Loan Documents. Following the occurrence of an Event of Default and provided that such Event of Default is continuing, the Collateral Agent shall be entitled to receive all dividends (subject to terms of the Principal Finance Documents) and to apply them in accordance with the terms of the Loan Documents.

3.2	Unless an Event of Default has occurred and is continuing, the Pledgor shall be entitled to exercise all voting rights attached to the Shares and exercise all other rights and powers in respect of the Shares in a manner which does not (i) adversely affect the validity or enforceability of this Pledge or cause an Event of Default to occur. Following the occurrence of an Event of Default and provided that such Event of Default is continuing, the Pledgor shall not, without the prior written consent of the Collateral Agent, exercise any voting rights or otherwise in relation to the Shares.
3.3	The Collateral Agent shall be entitled (but not obliged to), following the occurrence of an Event of Default and provided that such Event of Default is continuing, to exercise the voting rights attached to the Shares in accordance with the provisions of Article 9 of the Financial Collateral Law in any manner the Collateral Agent deems fit. The Pledgor shall do whatever is necessary in order to ensure that the exercise of the voting rights in these circumstances is facilitated and becomes possible for the Collateral Agent, including the issuing of a written proxy in any form or any other document that the Collateral Agent may require for the purpose of exercising the voting rights.
4.	PLEDGOR’S REPRESENTATIONS AND UNDERTAKINGS
4.1	The Pledgor hereby represents to the Collateral Agent that, as of the date hereof, except as permitted under the Principal Finance Documents,:
4.1.1	the Shares represent the entire issued share capital of the Company;

4.1.2	the Company has not declared any dividends in respect of the Shares that are still unpaid at the date hereof;

4.1.3	it has not sold or disposed of all or any of its rights, title and interest in the Pledged Portfolio; and

4.1.4	confirms to the Collateral Agent the representations contained in Section 3.02, 3.03 and 3.19 of the Credit Agreement to the extent that such representations relate to the Pledgor and this Pledge Agreement.
4.2	Unless permitted by the terms of the Principal Finance Documents, except with the Collateral Agent’s prior written consent, the Pledgor shall not:
4.2.1	sell or otherwise dispose of all or any of the Shares or of its rights, title and interest in the Pledged Portfolio; or

4.2.2	create, grant or permit to exist (a) any encumbrance or security interest over or (b) any restriction on the ability to transfer or realise all or any part of the Pledged Portfolio (other than, for the avoidance of doubt, the Pledge and liens and privileges arising mandatorily by law).
4.3	The Pledgor hereby undertakes that, subject to the Agreed Security Principles, during the subsistence of this Pledge Agreement:

4.3.1	it shall cooperate with the Collateral Agent and sign or cause to be signed all such further documents and take all such further action as the Collateral Agent may from time to time reasonably request to perfect and protect this Pledge or to exercise its rights under this Pledge Agreement;

4.3.2	as shareholder of the Company, it shall act in good faith, unless otherwise permitted under the Principal Finance Documents, to maintain and exercise its rights in the Company, and in particular shall not knowingly take any steps nor do anything which would adversely affect the existence of the security interest created hereunder; and

4.3.3	without prejudice to Clause 3 (Voting Rights and Dividends), to inform the Collateral Agent of any meeting of the shareholders, as well as of the agenda thereof if, in each case, such agenda or meeting would materially and adversely affect the security interest created under this Pledge Agreement and, in particular, of any intention to increase the share capital of the Company and/or to issue new shares.
5.	POWER OF ATTORNEY
5.1	The Pledgor irrevocably appoints the Collateral Agent to be its attorney and in its name and on its behalf to execute, deliver and perfect all documents and do all things that the Collateral Agent may consider to be requisite for (a) carrying out any obligation imposed on the Pledgor under this Pledge Agreement or (b) exercising any of the rights conferred on the Collateral Agent or the Secured Parties by this Pledge Agreement or by law, it being understood that the enforcement of the pledge over the Pledged Portfolio must be carried out as described in Clause 6 (Remedies upon Default) hereunder. The powers under this Clause 5.1 shall only be exercised upon the occurrence of an Event of Default and provided that such Event of Default is continuing, or if the Pledgor has failed to comply with a further assurance or any perfection obligations hereunder within 10 Business Days of being notified of that failure.
5.2	The Pledgor shall ratify and confirm all things done and all documents executed by the Collateral Agent in the exercise of that power of attorney.
5.3	The Collateral Agent shall not be obliged to exercise the powers conferred upon it by the Pledgor under Clause 5.1 unless and until it shall have been (a) instructed to do so by the Applicable Representative and (b) indemnified and/or secured and/or prefunded to its satisfaction.
6.	REMEDIES UPON DEFAULT
6.1	Upon the occurrence of an Event of Default and provided that such Event of Default is continuing, the Collateral Agent shall be entitled to realise the Pledged Portfolio in the most favourable manner provided for by Luxembourg law and in particular the Financial Collateral Law and may, in particular, but without limitation,

6.1.1	appropriate the Pledged Portfolio in which case the Pledged Portfolio will be valued at its fair value, as determined by an independent expert appointed by the Collateral Agent, to the extent possible among the members of the Institut Luxembourgeois des réviseurs d’entreprises or, if no such appointment can be made or no valuation can be obtained within a reasonable time, by the Collateral Agent in its commercially reasonable discretion. The Collateral Agent may appoint a qualified third party to make (or to assist the Collateral Agent in making) such valuation;

6.1.2	sell the Pledged Portfolio in a private sale at normal commercial terms (conditions commerciales normales), or in a sale organised by a stock exchange (to be chosen by the Collateral Agent), or in a public sale (organised at the discretion of the Collateral Agent and which, for the avoidance of doubt, does not need to be made by or within a stock exchange);

6.1.3	request a judicial decision that the Pledged Portfolio shall be attributed to the Collateral Agent in discharge of the Secured Obligations following a valuation of the Pledged Portfolio made by a court appointed expert; or

6.1.4	proceed to a set off between the Secured Obligations and the Pledged Portfolio.
6.2	The Collateral Agent shall apply the proceeds of the sale in paying the costs of that sale or disposal and in or towards the discharge of the Secured Obligations, in accordance with the terms of the Loan Documents.
7.	LIMITATION ON ENFORCEMENT
7.1	The Collateral Agent shall be entitled to apply proceeds of an enforcement of the Pledged Portfolio towards satisfaction of the Secured Obligations without limitation in respect of:
(a)	all and any amounts which are owed under the Loan Documents by the Pledgor itself, the Company or by any of their subsidiaries; and

(b)	all and any amounts which correspond to funds that have been borrowed or otherwise raised under the Loan Documents, in each case to the extent borrowed, on-lent or otherwise passed on to, or issued for the benefit of, the Pledgor, the Company or any of their subsidiaries, or for the benefit of any of their creditors and in each case not repaid and outstanding from time to time
(in aggregate, the “Unlimited Enforcement Amount”).
7.2	Besides an application of proceeds from an enforcement of the Pledged Portfolio towards satisfaction of the Secured Obligations in respect of the Unlimited Enforcement Amount pursuant to Clause 7.1 above, the Collateral Agent shall not be entitled to apply proceeds of an enforcement of the Pledged Portfolio towards satisfaction of the Secured Obligations but shall return to the Pledgor proceeds of an enforcement of the Pledged Portfolio if and to the extent that:

(a)	the Pledged Portfolio secures the obligations of a Loan Party which is (x) a shareholder of the Pledgor or (y) an affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) of a shareholder of the Pledgor (other than the Pledgor and its subsidiaries); and

(b)	the application of proceeds of an enforcement of the Pledged Portfolio towards the Secured Obligations would have the effect of (x) reducing the Pledgor ‘s net assets (Reinvermögen) (the “Net Assets”) to an amount of less than its stated share capital (Stammkapital) or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and (y) would thereby affect the assets required for the obligatory preservation of the Pledgor ‘s stated share capital (Stammkapital) according to section 30, 31 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) provided that the amount of the stated share capital to be taken into consideration shall be the amount registered in the commercial register at the date hereof, and any increase of the stated share capital registered after the date of this Pledge Agreement shall only be taken into account if such increase has been effected with the prior written consent of the Collateral Agent (acting on the instructions of the Applicable Representative).
7.3	The Net Assets shall be calculated as an amount equal to the sum of the values of the Pledgor ‘s assets (consisting of all assets which correspond to the items set forth in section 266 sub-section(2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the aggregate amount of the Pledgor ‘s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 sub-section (3) B, C and D of the German Commercial Code), save that:
(a) any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that is not necessary for the Pledgor ‘s business (nicht betriebsnotwendig) shall be taken into account with its market value;
(b) obligations under loans provided to the Pledgor by any member of the group or any other affiliated company shall not be taken into account as liabilities as far as such loans are subordinated by law or by contract at least to the claims of the unsubordinated creditors of the Pledgor; and
(c)	obligations under loans or other contractual liabilities incurred by the Pledgor in violation of the provisions of the Loan Documents shall not be taken into account as liabilities.
The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and be based on the same principles that were applied by the Pledgor in the preparation of its most recent annual balance sheet (Jahresbilanz).

It being understood that the assets of the Pledgor will be assessed at liquidation values (Liquidationswerte) if the managing directors of the Pledgor, at the time they prepare the Management Determination (as defined below) are, due to factual or legal circumstances at that time, in their opinion not able to make a positive prognosis as to whether the business of the Pledgor can carry on as a going concern (positive Fortführungsprognose), in particular when the Pledged Portfolio is enforced.
7.4	The limitations set out in Clause 7.2 above shall only apply if and to the extent that:
(a) without undue delay, but not later than within 5 Business Days, after receipt of a notification by the Collateral Agent of its intention to enforce any of the Pledged Portfolio (the “Notice”), the Pledgor has confirmed in writing to the Collateral Agent (x) to what extent such Pledged Portfolio is up-stream or cross-stream security as described in Clause 7.2 above and (y) which amount of proceeds of an enforcement of the Pledged Portfolio attributable to the enforcement of such up-stream or cross-stream security cannot be applied towards satisfaction of the Secured Obligations but would have to be returned to the Pledgor as it would otherwise cause the Net Assets of the Pledgor to fall below its stated share capital (taking into account the adjustments set out in Clause 7.3 above) and such confirmation is supported by evidence reasonably satisfactory to the Collateral Agent (acting on the instructions of the Applicable Representative) (the “Management Determination”) and the Collateral Agent (acting on the instructions of the Applicable Representative) has not contested this and argued that no or a lesser amount would be necessary to maintain the Pledgor ‘s stated share capital; or
(b) within 20 Business Days from the date the Collateral Agent has contested the Management Determination, the Collateral Agent receives from the Pledgor an up to date balance sheet prepared by a firm of auditors of international standard and reputation (the “Determining Auditors”) which shows the value of the Pledgor’s Net Assets (the “Balance Sheet”). The Balance Sheet shall be prepared in accordance with the principles set out in Clause 7.3 above, provided that the final sentence of Clause 7.3 above shall not apply unless the Determining Auditors have in an independent assessment determined that the assets of the Pledgor should be evaluated at liquidation values (Liquidationswerte) in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and shall contain further information (in reasonable detail) relating to items to be adjusted pursuant to Clause 7.3 above. If the Pledgor fails to deliver a Balance Sheet within the aforementioned time period, the Collateral Agent shall be entitled to apply the proceeds of an enforcement of the Pledged Portfolio towards satisfaction of the Secured Obligations irrespective of the limitations set out in Clause 7.2 above.
7.5	If the Collateral Agent (acting on the instructions of the Applicable Representative) disagrees with the Balance Sheet it shall be entitled to apply proceeds of an enforcement of the Pledged Portfolio in satisfaction of the Secured Obligations up to an amount which, according to the Balance Sheet, can be applied in satisfaction of the Pledged Portfolio in compliance with the limitations set out in Clause 7.2 above. In relation to any additional amounts for which the Pledgor is liable under this Pledge Agreement, the Collateral Agent and/or the Secured Parties shall be entitled to further pursue its/their claims (if any) and the Pledgor shall be entitled to prove that this amount is necessary for maintaining its stated share capital (calculated as of the date the Collateral Agent has given notice that it intends to enforce the security created under this Pledge Agreement).
7.6	No reduction of the amount to be applied towards satisfaction of the Secured Obligations under this Clause 7 will prejudice the right of the Collateral Agent and/or the Secured Parties to continue enforcing the Pledged Portfolio (subject always to the operation of the limitations set out above at the time of such enforcement) until full satisfaction to the claims secured.
8.     EFFECTIVENESS OF COLLATERAL
8.1	The Pledge shall be a continuing security and shall not be considered as satisfied or discharged or prejudiced by any intermediate payment, satisfaction or settlement of any part of the Secured Obligations and shall remain in full force and effect until it has been discharged in accordance with Clause 8.2 of this Pledge Agreement.
8.2	The security constituted by this Pledge Agreement shall be released and cancelled (a) by the Collateral Agent at the request and cost of the Pledgor, upon the Secured Obligations being irrevocably paid or discharged in full and none of the Secured Parties being under any further actual or contingent obligation to make advances or provide other financial accommodation to the Pledgor or any other person under any of the Loan Documents; or (b) in accordance with, and to the extent required by, the First Lien Intercreditor Agreement.
8.3	The Pledge shall be cumulative, in addition to, and independent of every other security which the Collateral Agent and the Secured Parties may at any time hold as security for the Secured Obligations or any rights, powers and remedies provided by law and shall not operate so as in any way to prejudice or affect or be prejudiced or affected by any security interest or other right or remedy which the Collateral Agent and the Secured Parties may now or at any time in the future have in respect of the Secured Obligations.
8.4	This Pledge shall not be prejudiced by any time or indulgence granted to any person, or any abstention or delay by the Collateral Agent or the Secured Parties in perfecting or enforcing any security interest or rights or remedies that the Collateral Agent or the Secured Parties may now or at any time in the future have from or against the Pledgor or any other person.
8.5	No failure on the part of the Collateral Agent or the Secured Parties to exercise, or delay on its part in exercising, any of its rights under this Pledge Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any further or other exercise of that or any other rights.
8.6	Neither the obligations of the Pledgor contained in this Pledge Agreement nor the rights, powers and remedies conferred upon the Collateral Agent or the Secured Parties by this

Pledge Agreement or by law, nor the Pledge created hereby shall be discharged, impaired or otherwise affected by:
8.6.1	any amendment to, or any variation, waiver or release of, any Secured Obligation or of the obligations of any Loan Parties under any other Loan Documents;

8.6.2	any failure to take, or fully to take, any security contemplated by the Loan Documents or otherwise agreed to be taken in respect of the Secured Obligations;

8.6.3	any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of the Secured Obligations; or

8.6.4	any other act, event or omission which, but for this Clause 8.6, might operate to discharge, impair or otherwise affect any of the obligations of the Pledgor contained in this Pledge Agreement, the rights, powers and remedies conferred upon the Collateral Agent or the Secured Parties by this Pledge Agreement, the Pledge or by law.
8.7	For the avoidance of doubt, the Pledgor hereby waives any rights arising for it now or in the future (if any) under Article 2037 of the Luxembourg Civil Code.
8.8	Subject to the terms of the Principal Finance Documents, neither the Collateral Agent, nor the Secured Parties or any of their agents shall be liable by reason of (a) taking any action permitted by this Pledge Agreement or (b) any neglect or default in connection with the Pledged Portfolio or (c) the realisation of all or any part of the Pledged Portfolio, except in the case of bad faith, gross negligence or wilful misconduct upon their part.
9.     INDEMNITY
To the extent set out in Section 4.11 of the First Lien Intercreditor Agreement, the Pledgor shall, notwithstanding any release or discharge of all or any part of the security, indemnify the Collateral Agent, its agents, its attorneys and any delegate against any action, proceeding, claims, losses, liabilities, expenses, demands, taxes, and costs which it may sustain as a consequence of any breach by the Pledgor of the provisions of this Pledge Agreement, the exercise or purported exercise of any of the rights and powers conferred on them by this Pledge Agreement or otherwise relating to the Pledged Portfolio.
10.   DELEGATION
Subject to Section 4.05 of the First Lien Intercreditor Agreement (to the extent permitted by Luxembourg law), the Collateral Agent shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Pledge Agreement (including the power of attorney) on such terms and conditions as it shall see fit which delegation shall not preclude either the subsequent exercise, any subsequent delegation or any revocation of such power, authority or discretion by the Collateral Agent itself.
11.	RIGHTS OF RECOURSE
11.1	For as long as the Secured Obligations are outstanding and have not been unconditionally and irrevocably paid and discharged in full or the Collateral Agent or the Secured Parties have any obligations under the Loan Documents, the Pledgor shall not exercise any Rights of Recourse, arising for any reason whatsoever, by any means whatsoever (including for the avoidance of doubt, by way of provisional measures such as provisional attachment (“saisie-arrêt conservatoire”) or by way of set-off.
11.2	The Pledgor irrevocably agrees to waive its Rights of Recourse if the relevant person against whom the Rights of Recourse are to be exercised has come under the direct or indirect control of the Collateral Agent or the Secured Parties or any third party following or in connection with, the enforcement of any security granted in connection with the Secured Obligations.
11.3	Without prejudice to Clause 11.1 above, this Clause shall remain in full force and effect notwithstanding any discharge, release or termination of this Pledge (whether or not in accordance with Clause 8.1 of this Pledge Agreement).
12.	PARTIAL ENFORCEMENT
Subject to Clause 6 (Remedies upon Default), the Collateral Agent shall be entitled to request enforcement of all or part of the Pledged Portfolio in its most absolute discretion. No action, choice or absence of action in this respect, or partial enforcement, shall in any manner affect the Pledge created hereunder over the Pledged Portfolio, as it then shall be (and in particular those Shares which have not been subject to enforcement). The Pledge shall continue to remain in full and valid existence until enforcement, discharge or termination hereof, as the case may be.
13.	COSTS AND EXPENSES
Section 9.05 (Expenses, Indemnity) of the Credit Agreement applies to this Pledge Agreement.
14.	CURRENCY CONVERSION
Without prejudice to the terms of the Loan Documents, for the purpose of, or pending the discharge of, any of the Secured Obligations the Collateral Agent may convert any money received, recovered or realised or subject to application by it under this Pledge Agreement from one currency to another, as the Collateral Agent (acting reasonably) may think fit and any such conversion shall be effected at the Collateral Agent’s spot rate of exchange for the time being for obtaining such other currency with the first currency.

15.    NOTICES
Any notice or demand to be served by one person on another pursuant to this Pledge Agreement shall be served in accordance with the provisions of the First Lien Intercreditor Agreement.
16.	SUCCESSORS
16.1	This Pledge Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Secured Parties or the Collateral Agent, and references to the Secured Parties or the Collateral Agent shall be deemed to include any assignee or successor in title of the Secured Parties or the Collateral Agent and any person who, under any applicable law, has assumed the rights and obligations of the Secured Parties or the Collateral Agent hereunder or to which under such laws the same have been transferred or novated or assigned in any manner.
16.2	For the purpose of Articles 1278 et seq. of the Luxembourg Civil Code and any other relevant legal provisions, to the extent required under applicable law and without prejudice to any other terms hereof or of any other Loan Documents and in particular Clause 16.1 hereof, the Secured Parties and the Collateral Agent hereby expressly reserve and the Pledgor agrees to the preservation of this Pledge and the security interest created thereunder in case of assignment, novation, amendment or any other transfer of the Secured Obligations or any other rights arising under the Loan Documents.
16.3	To the extent a further notification or registration or any other step is required by law to give effect to the above, such further registration shall be made and the Pledgor hereby gives power of attorney to the Collateral Agent to make any notifications and/or to require any required registrations to be made in the register of shareholders of the Company, or to take any other steps, and undertakes to do so itself if so requested by the Collateral Agent.
17.	AMENDMENTS AND PARTIAL INVALIDITY
17.1	Changes to this Pledge Agreement and any waiver of rights under this Pledge Agreement shall require written form.
17.2	If any provision of this Pledge Agreement is declared by any judicial or other competent authority to be void or otherwise unenforceable, that provision shall be severed from this Pledge Agreement and the remaining provisions of this Pledge Agreement shall remain in full force and effect. The Pledge Agreement shall, however, thereafter be amended by the parties in such reasonable manner so as to achieve, without illegality, the intention of the parties with respect to that severed provision.
18.	LAW AND JURISDICTION
This Pledge Agreement shall be governed by Luxembourg law and the courts of Luxembourg-City shall have exclusive jurisdiction to settle any dispute which may arise from or in connection with it.

This Pledge Agreement has been duly executed by the parties in three originals.

SIGNATURE PAGE — PLEDGE OVER SHARES IN EVERGREEN
The Collateral Agent
THE BANK OF NEW YORK MELLON
Duly represented by

/s/ Catherine F. Donohue
Name:	Catherine F. Donohue
Title:	Vice President

The Pledgor SIG COMBIBLOC HOLDING GMBH Duly represented by
/s/ Chiara Brophy
Name:	Chiara Brophy
Title:	Authorised Signatory

SIGNATURE PAGE — PLEDGE OVER SHARES IN EVERGREEN
By signing hereunder for acceptance, the Company acknowledges and accepts the existence of this Pledge Agreement and security interest created hereunder over the Pledged Portfolio for the purposes of the Financial Collateral Law, takes notice of the terms hereof, in particular acknowledges and accepts the rights granted to the Collateral Agent pursuant to Clause 2.3 and 2.5 hereof, undertakes to duly register forthwith this Pledge in its register of shareholders and to provide the Collateral Agent with a certified copy of the register, evidencing the registration of the present pledge on the date hereof.

The Company EVERGREEN PACKAGING (LUXEMBOURG) S.ÀR.L. Duly represented by
/s/ Chiara Brophy
Name:	Chiara Brophy
Title:	Authorised Signatory